EXHIBIT 3.1
                                                                     -----------


                              ARTICLES OF AMENDMENT
                                     TO THE
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF

                               SIMTEK CORPORATION


     Pursuant to Section 7-110-106 and part 3 of article 90 of title 7, Colorado Revised Statutes ("C.R.S."), these Articles of Amendment to the Amended and Restated Articles of Incorporation are delivered to the Colorado Secretary of State for filing.

     1. The name of the corporation is: Simtek Corporation.

     2. Section 2.1 of Article SECOND of the Amended and Restated Articles of Incorporation, is hereby amended to read as follows:

          2.1 Authorized Capital. The aggregate number of shares that the corporation shall have authority to issue is 300,000,000 shares of common stock with a par value of $0.01 per share ("Common Stock"), and 2,000,000 shares of preferred stock with a par value of $1.00 per share ("Preferred Stock").

     3. The amendment to the Amended and Restated Articles of Incorporation was adopted by vote of the shareholders on the 24th day of May, 2004, as provided in
Section 7-110-103, C.R.S. The number of votes cast for the amendment by each voting group entitled to vote separately on the amendment was sufficient for approval by that voting group.

     4. The name and mailing address of any one or more of the individuals who cause this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, are:

                           Douglas Mitchell
                           Simtek Corporation
                           4250 Buckingham Dr. #100
                           Colorado Springs, CO 80907